Exhibit 99.1




                                   [SFSC Logo]






March 26, 1999


Dear Shareholder:

       You are cordially invited to attend the 1999 Annual Meeting of Shareholders of State Financial Services Corporation. The 1999 Annual Meeting will be held at 4:00 P.M. Central Time on Wednesday, May 5, 1999 at the Midway Hotel, 1005 Moorland Road, Brookfield, Wisconsin.

       Information about the meeting, including a description of the matters on which the shareholders will act, is contained in the attached Notice of Annual Meeting and Proxy Statement. Directors and officers of State Financial Services Corporation as well as a representative from Ernst & Young LLP, State Financial Services Corporation's independent auditors, will be present at the meeting to respond to any questions that shareholders may have.

       We encourage you to attend the Annual Meeting. Whether or not you plan to attend, we ask that you complete, sign, and date the enclosed proxy and return it in the envelope provided so that your vote can be counted at the Annual Meeting.

       On behalf of the Board of Directors and the employees of State Financial Services Corporation, I wish to extend my gratitude for your continued support of our organization.



                                        Sincerely,


                                        /s/ Michael J. Falbo
                                        Michael J. Falbo
                                        President and Chief Executive Officer



  10708 West Janesville Road * Hales Corners, Wisconsin 53130 * (414) 425-1600

                      STATE FINANCIAL SERVICES CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                   May 5, 1999


TO THE SHAREHOLDERS OF STATE FINANCIAL SERVICES CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of State Financial Services Corporation ("SFSC" or the "Company") will be held on May 5, 1999, at 4:00 P.M., Central Time, at the Midway Hotel, 1005 Moorland Road, Brookfield, Wisconsin for the following purposes:

       1.     To elect  three (3)  directors  to hold  office  until the  Annual
              Meeting  of  Shareholders  in  2002  or  until  their   respective
              successors are duly elected and qualified; and

       2. To consider and act upon such other business that may properly come before the meeting or any adjournment or postponement thereof.

       These items are more fully described in the Proxy Statement which accompanies this Notice.

       Shareholders of record at the close of business on March 19, 1999 will be entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

       IT IS IMPORTANT  THAT YOUR STOCK BE  REPRESENTED  AT THE ANNUAL  MEETING.
SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE ANNUAL MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED.




                                    By Order of the Board of Directors



                                    /s/  Michael J. Falbo
                                    MICHAEL J. FALBO,
                                    President and Chief Executive Officer

March 26, 1999

                      STATE FINANCIAL SERVICES CORPORATION
                           10708 West Janesville Road
                         Hales Corners, Wisconsin 53130

                                 PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS
                                   May 5, 1999


                                  INTRODUCTION

       This Proxy Statement is being furnished to the shareholders of State Financial Services Corporation ("SFSC" or the "Company") in connection with the solicitation of proxies by the Board of Directors of SFSC for use at the Annual Meeting of Shareholders of SFSC to be held at 4:00 P.M., Central Time, on May 5, 1999 at the Midway Hotel, 1005 Moorland Road, Brookfield, Wisconsin (the "Meeting"), or any adjournment or postponement thereof.

       Purposes of the Meeting. At the Meeting, shareholders will consider and vote upon two matters: (1) the election of three directors to hold office until the annual meeting of shareholders in 2002 or until their respective successors are duly elected and qualified and (2) to consider and act upon such other business that may properly come before the Meeting or any adjournment or postponement thereof.

       Proxy Solicitation. The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by executive officers and directors of the Company. It is not anticipated that anyone will be specially engaged to solicit proxies or that special compensation will be paid for that purpose. The Company will reimburse brokers and other nominees who hold the Company's common stock, $0.10 par value per share (the "Common Stock"), in their names and solicit proxies from the beneficial owners for reasonable out-of-pocket expenses. Proxy Statements and Proxies will be mailed to shareholders of record beginning on approximately March 26, 1999.

       Quorum and Voting Information. Only shareholders of record at the close of business on March 19, 1999 are entitled to notice of and to vote at the Meeting or at any adjournment or postponement thereof. As of March 19, 1999, there were issued and outstanding 10,079,892 shares of Common Stock, each of which is entitled to one vote per share. At the Meeting, a quorum will exist with respect to each matter to be voted upon if a majority of the votes entitled to be cast thereon is represented in person or by proxy.

       Proxies and Revocation of Proxies. A Proxy in the accompanying form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with instructions contained therein. If no instructions are given with respect to any particular proposal referred to herein, a Proxy will be voted in favor of such matter. Execution of a Proxy given in response to the solicitation will not affect a shareholder's right to attend the Meeting and to vote in person. In the event that any matter which is not described in this Proxy Statement properly comes before the Meeting, the accompanying form of Proxy authorizes the persons appointed as proxies thereby ("Proxyholders") to vote on such matter in their sole discretion in accordance with the best judgement of the Proxyholders. At the present time, management knows of no other matters which are to come before the Meeting. See "Proposal No. 2. Other Matters." A shareholder giving a Proxy may revoke it at any time before it is voted by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

       Shareholder Proposals. There are no shareholder proposals on the agenda for the Meeting. In order to be considered for inclusion in the agenda for the 2000 Annual Meeting, a shareholder proposal must be received by the Company no later than the close of business on November 27, 1999. Additionally, if the Company receives notice of a shareholder proposal after February 10, 2000, the persons named in the proxies solicited by the Board of Directors for the 2000 Annual Meeting may exercise discretionary voting power with respect to such proposal. A shareholder who otherwise intends to present business at the 2000 Annual Meeting must comply with the requirements set forth in the Company's bylaws. Shareholder proposals should be sent to the Company' principal offices by certified mail, return receipt requested, and should be addressed to the Secretary of the Company.

       Annual Report. The Company's Annual Report to Shareholders, including audited financial statements for the year ended December 31, 1998, although not a part of this Proxy Statement, is delivered herewith.


PROPOSAL NO. 1 -  ELECTION OF DIRECTORS

       The Board of Directors and the Nominees. The Board of Directors of the Company currently consists of six persons, divided into three classes, each consisting of two directors elected to serve three year terms. The Board of Directors has determined that it is in the best interest of the Company to increase the number of board members to seven persons. Therefore, the Board of Directors is recommending that three individuals, Jerome J. Holz, David M. Stamm, and Thomas S. Rakow be elected to director positions at the Meeting, each for a term expiring on the date of the Company's annual meeting to be held in 2002 or until their respective successors are duly elected and qualified. Messrs. Holz and Stamm are currently directors of SFSC. Mr. Rakow is a first time nominee to serve as a director of SFSC and is currently a director of Home Federal Savings of Elgin, a wholly owned subsidiary of the Company.

       Voting Information. Unless otherwise directed, the shares represented by all properly executed Proxies will be voted by the Proxyholders "FOR" the election of Messrs. Holz, Stamm, and Rakow. Management does not expect that either Mr. Holz, Mr. Stamm or Mr. Rakow will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Proxyholders reserve the right to vote for another person of their choice. Directors are elected by a "plurality" of the votes cast (assuming a quorum is present). This means that the number of nominees corresponding to the number of seats on a board of directors to be filled at a shareholders' meeting who receive the highest number of votes will be elected. In the case of the Meeting, the three nominees who receive the highest number of votes for their election as directors will be the persons elected to the three director positions to be filled at the Meeting. Consequently, any shares not voted on this matter (whether by abstention, or otherwise) will have no effect on the election of directors, except to the extent the failure to vote for an individual results in that individual not receiving a sufficient number of votes to be elected. An abstention from voting will be tabulated as a vote withheld on the election and will be included in computing the number of shares present for purposes of determining the presence of a quorum.










            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

       Directors. The following sets forth, with respect to the nominees and each director who will continue to serve after the date of the Meeting, his/her name, age, principal occupation for the last five years, the year in which he/she first became a director of the Company or a predecessor thereof, the year in which his/her current term as director will expire, and directorships in other publicly traded business corporations. SFSC is a bank holding company which owns State Financial Bank (Wisconsin) ("SFB"), State Financial Bank - Waterford ("SFBW"), State Financial Bank (Illinois) ("Richmond"), and Home Federal Savings of Elgin ("Home") (collectively referred to as the "Banks"). SFSC is also the parent company of State Financial Mortgage Company ("SFMC"), which originates adjustable and fixed rate mortgages, selling them into the secondary market service released; State Financial Investments, Inc.("SFII"), which conducts various brokerage activities; and Lokken, Chesnut & Cape ("LCC"), which provides professional asset management to commercial and retail customers.

                                                             Director  Current
Name               Age   Positions Held with the Company      Since    Term
                                                                      Expires(1)

Jerome J. Holz      71  Chairman of the Board and Vice         1984      1999
                        President of SFSC; Chairman of
                        the Board of SFB;  Director of
                        SFBW, Richmond, and Home.


Michael J. Falbo    49  President, Chief Executive Officer,    1984      2001
                        and Director of SFSC; Vice Chairman
                        and Chief Executive Officer of SFB;
                        Director of SFBW, Richmond, Home,
                        SFMC, and LCC.

Richard A. Horn     74  Director of SFSC and SFB               1984      2000

Ulice Payne, Jr.    43  Director of SFSC                       1998      2001
(2)

Thomas S. Rakow     56  Director of Home                        (3)      n/a

David M. Stamm      50  Director of SFSC and SFB               1993      1999

Barbara E.          43  Director of SFSC and SFB               1993      2000
Holz-Weis
----------------
(1) On the date of the annual shareholders' meeting to be held in the year indicated.
(2)    Mr. Payne is also a director of Midwest Express Holdings, Inc.
(3) Nominated to serve as a director for the first time at the Company's 1999 Annual Meeting of Shareholders.

       Jerome J. Holz serves as Chairman of the Board and Vice President of SFSC. In these capacities, he consults on a regular basis with management of SFSC and the Banks concerning matters of strategic planning, business development, and company policies. Mr. Holz is also Chairman of the Board of State Financial Bank. He has been a director of SFSC since its organization in 1984 , a director of SFB since 1960, a director of SFBW since August, 1995, a director of Richmond since January, 1998, and a director of Home since December, 1998. Mr Holz has Chairman of the Board and President of Holz Motors, Inc., an automobile dealership with locations in Hales Corners and Watertown, Wisconsin, since 1960.

       Michael J. Falbo has been President and Chief Executive Officer of SFSC since 1984. Mr. Falbo is Vice Chairman and Chief Executive Officer of SFB. Mr. Falbo has been a director of SFSC since its organization in 1984, a director of SFB since 1983, a director of SFBW since August, 1995, a director of SFMC since December 1996, a director of Richmond since January, 1998, a director of LCC since September, 1998, and a director of Home since December, 1998.

       Richard A. Horn has been President of Horn Bros., Inc., a retail feed, seed, and fertilizer firm located in Muskego, Wisconsin since 1969. Mr. Horn has been a director of SFSC since 1984 and a director of SFB since 1971. Mr. Horn serves on the Compensation Committee and is Chairman of the Stock Option Committee and the Audit Committee.

       Ulice  Payne,  Jr.,  has  been a  partner  with  the law  firm of Foley &
Lardner, Milwaukee, Wisconsin since February 1998, practicing in the firm's securities and international law practice groups. From 1990 through 1998, Mr. Payne, Jr. was a partner with the Milwaukee, Wisconsin law firm of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, S.C. Prior to 1990, Mr. Payne, Jr. was a partner with the Milwaukee, Wisconsin law firm of Whyte Hirschboeck (now known as Whyte Hirschboeck & Dudek) and served as the Wisconsin Commissioner of Securities. Mr. Payne serves on the Compensation Committee and the Stock Option committee. Mr. Payne also serves on the Board of Directors of Midwest Express Holdings, Inc.

       Thomas S. Rakow has been the President of IHC Group, Inc., Elgin, Illinois, a general contractor since 1981; the President of Rakow Enterprises, Inc., Elgin, Illinois, an equipment leasing company, since 1991; and a partner in Harkow Partnership, Elgin, Illinois, a real estate company, since 1986. The Nominating Committee of the Board, consisting of the Board acting as a whole, nominated Mr. Rakow to serve as a director of the Company in March, 1999. Mr. Rakow has been a director of Home since 1980.

       David M. Stamm has been President of the George Webb Corporation since 1985, a franchise restaurant operation with locations in southeastern Wisconsin. Mr. Stamm has been a director of SFSC since 1993 and of SFB since 1992. Mr. Stamm serves on the Compensation Committee, the Stock Option Committee, and the Audit Committee.

       Barbara E. Holz-Weis has been the owner of Barb's Greenhouse Florist, a retail full-service flower shop in Hales Corners, Wisconsin since 1978. Mrs. Holz-Weis has been a director of SFSC since 1993 and of SFB since 1981. Mrs. Holz-Weis serves on the Compensation Committee, the Stock Option Committee, and the Audit Committee. Mrs. Holz-Weis is the daughter of Mr. Holz.

       Board Committees. The Board of Directors has the following committees:

       Compensation Committee. The Compensation Committee determines the annual base salary and other remuneration for the officers of the Company and the Banks. The Compensation Committee also acts as fiduciaries for the Company's Money Purchase Pension Plan and Employee Stock Ownership Plan (collectively the "Plans") and is responsible for conducting the business and activities of the Plans in accordance with the provisions of the Plans' documents and the Company's By-Laws. The Compensation Committee consists of all of the members of the Board of Directors. A member of the Compensation Committee who is also a member of management must abstain from voting on any matters pertaining directly to them, including but not limited to, review of their respective salary, bonus, option grants, or incentive awards. The Compensation Committee met one time during 1998.

       Stock Option Committee. The Stock Option Committee administers the Company's equity incentive plans. The Stock Option Committee consists of Messrs. Horn (Chairman) and Stamm and Mrs. Holz-Weis. The Stock Option Committee met one time during 1998.

       Audit Committee. The Audit Committee was established to assist in monitoring the independence of the Company's outside auditors and thereby promote objectivity in the Company's financial reports. The Audit Committee serves as the liaison between the Company's independent auditors and its Board of Directors. The Audit Committee's responsibilities include, but are not limited to, the selecting or recommending the selection of the Company's independent auditors, reviewing the adequacy of internal controls, consulting with the independent auditors in regards to the audit scope and plan of audit, and reviewing with the independent auditors their report of audit including the accompanying management letter. The Audit Committee is comprised of Messrs. Horn and Stamm and Mrs. Holz-Weis. The Audit Committee met one time during 1998.

       Nominating Committee. The Nominating Committee was established in January, 1999 to fill new seats on the Board of Directors or vacancies that occur from time to time and to provide a slate of candidates for the Board of Directors to recommend for election by the shareholders of the Company. The Nominating Committee consists of the all of the members of the Board of Directors A member of the Nominating Committee must abstain from voting with respect to their nomination. The Nominating Committee will consider persons recommended by shareholders to become nominees. Recommendations for consideration by the Nominating Committee should be sent the Secretary of the Company in writing together with the appropriate biographical information concerning each proposed nominee in accordance with advance notice provisions contained in the Company's bylaws.

       Compensation of Directors. The Company has established a policy that no employee of SFSC or the Banks may receive director fees for serving on the Boards of Directors of the Company or the Banks. Accordingly, Messrs. Holz, Falbo, Beckwith, and Hudson, who are employees of SFSC, SFB, SFBW, Richmond and/or Home and who also serve as directors of SFSC, SFB, SFBW, Richmond and/or Home did not receive any director fees in connection with their respective director positions for services rendered in that capacity in 1998.

       Directors of the Company (other than Messrs. Holz and Falbo) are paid a quarterly retainer of $1,562.50 and $1,562.50 for each regular quarterly Board meeting attended. During 1998, the Board held four regularly quarterly Board meetings and two special

Board meetings for a total of six meetings held during the year. Each of the directors attended at least 75% of the meetings of the Board of Directors and all meetings of the committees on which each director served.

       Directors of the Company are also eligible to receive stock options pursuant to the Company's 1998 Stock Incentive Plan (the "1998 Plan") and were previously eligible to receive stock options under the Director Stock Plan, which was replaced by the 1998 Plan. For a description of the 1998 Plan, see A1998 Stock Incentive Plan.

       Compensation of Executive Officers.

       Summary Compensation Information. The table on the following page sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the other executive officers of the Company and the Banks whose total salaries and bonuses exceeded $100,000 in 1998, as well as the respective compensation paid to each individual during the 1996 and 1997 fiscal years. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

         Summary Compensation Table
                                                  ----------------------------- ---------------------------------------------

                                                      Annual Compensation                  All Other Compensation
  --------------------------------------- ------- -------------- -------------- ------------- ------------ ------------------
                                                                                                 Money       Supplemental
                                                                                               Purchase        Executive
                                                                                    ESOP        Pension       Retirement
  Name and Principal Position              Year      Salary          Bonus      Contribution     Plan            Plan
                                                       ($)          ($) (1)         ($)       Contributions       ($)
                                                                                                  ($)
  --------------------------------------- --------- -------------- -------------- ------------- ------------ ------------------
  Michael J. Falbo                          1998       310,000        145,000            9,495     9,200          33,840
    President and  CEO - State              1997       280,000        132,000           14,988     9,200          30,000
      Financial Services  Corporation       1996       250,000        120,000            6,405     8,600          24,000
  --------------------------------------- --------- -------------- -------------- ------------- ------------ ------------------
  Jerome J. Holz                            1998       210,000        125,000            9,492     9,200            -0-
    Chairman of the Board - State           1997       210,000        125,000           14,988     9,200            -0-
      Financial Services Corporation        1996       210,000        125,000            6,394     8,600            -0-
  --------------------------------------- --------- -------------- -------------- ------------- ------------ ------------------
  John B. Beckwith                          1998       128,000         45,000            9,484     9,200            -0-
    President - State Financial Bank        1997       119,000         40,000           14,426     8,840            -0-
                                            1996       110,000         35,000            5,922     8,000            -0-
  --------------------------------------- --------- -------------- -------------- ------------- ------------ ------------------
  Philip F. Hudson                          1998       146,000         30,000            9,484     9,200            -0-
   Senior Vice President - State            1997       137,000         27,500           14,941     9,170            -0-
      Financial Services Corporation        1996       128,000         22,500            6,152     8,330            -0-
  --------------------------------------- --------- -------------- -------------- ------------ ------------ ------------------
  Michael A. Reindl                         1998        93,000         25,000            6,818     6,500            -0-
    Senior Vice President, Controller       1997        83,000         22,000            9,368     5,600            -0-
       and Chief Financial Officer -        1996        73,000         17,000            3,604     4,700            -0-
       State Financial Services
       Corporation
  --------------------------------------- --------- -------------- -------------- ------------- ------------ ------------------
  Daniel L. Westrope (2)                    1998       109,375          -0-           -0-           -0-             -0-
   President and CEO - Home
       Federal Savings and Loan
       Association of Elgin, Chairman
       of the Board and CEO - State
       Financial Bank (Illinois)

(1) For Messrs. Falbo, Beckwith, Hudson, and Reindl, the amount represents the bonus earned in the respective year but paid in the following year.
       For Mr. Holz, the bonus was earned and paid in the  respective  year.

(2) Mr. Westrope joined the Company in February, 1998. The amounts presented for 1998 represent the compensation from his date of hire to December 31, 1998.

       Money Purchase Pension Plan. The Board of Directors of SFSC has adopted the State Financial Services Corporation and Subsidiaries Money Purchase Plan ("Pension Plan") for the benefit of certain employees of SFSC and its subsidiaries. The Pension Plan is a tax qualified defined contribution plan pursuant to which SFSC's contributions are fixed based upon the compensation of each participant. For each participant, SFSC's contribution to the Pension Plan is an amount equal to four percent (4%) of the participant's total compensation and an additional two percent (2%) of the participant's compensation in excess of $20,000. The amounts contributed by the Company for each Named Executive Officer during 1998 are included in the Summary Compensation Table.

       A participant's account balance becomes 20% vested after completion of two years of service. Thereafter, a participant's account balance vests 20% each year until the participant becomes 100% vested after six years of service. A participant becomes 100% vested in his account balance in the event of death, disability, or retirement. Normal retirement age under the Pension Plan is 65. Upon retirement, a participant's account balance may be distributed to him/her pursuant to his/her election of one of a number of alternative methods of distribution.

       1998 Stock Incentive Plan. The 1998 Plan was established primarily to provide a means for the Company to attract and retain the services of competent officers, directors and consultants and motivate high levels of performance by providing them with an opportunity to acquire an equity interest in the Company. The 1998 Plan provides for awards of stock options and restricted stock. The 1998 Plan was approved by the shareholders of the Company on May 13, 1998.

       The Company previously had in effect the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees (the "Officer Plan") and the 1990 Director Stock Option Plan (the "Director Plan"). To allow for additional equity based compensation awards to be made by the Company, the shareholders approved the 1998 Plan at the Annual Meeting of Shareholders held on May 13, 1998.

       Available Shares. Up to 425,000 shares of Common Stock are available for awards under the 1998 Plan, subject to adjustment in the event of any stock dividend or split, recapitalization, reclassification, or other similar corporate change which affects the total number of shares outstanding. If any shares of Common Stock subject to awards granted under the 1998 Plan are forfeited or if an award otherwise terminates, expires or is canceled prior to the delivery of all of the shares issuable thereunder, such shares are available for the granting of new awards under the 1998 Plan. Also, if shares of Common Stock are used to pay the option price of an award or any related withholding taxes, only the net number of shares actually issued pursuant to the award are counted against the maximum number of shares available under the 1998 Plan.

       Administration. The 1998 Plan is administered by a committee of the Board of Directors (the "Committee") consisting of not less than two directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code (the "Code"). Any awards made to directors who are members of the Committee must be approved by the Board and not by the Committee. If at any time the Committee is not in existence, the Board will administer the 1998 Plan. Subject to certain limitations, the Board may delegate the Committee's administrative authority under the 1998 Plan to another committee of the Board or one or more senior officers of the Company. To the extent that the Board of Directors administers the 1998 Plan, all references in this summary to the Committee also refer to the Board.

       Among other functions, the Committee has the authority to establish rules for the administration of the 1998 Plan; to determine the officers of the Company to whom awards will be granted; to determine the types of awards to be granted and the number of shares covered by such awards; and to set the terms and conditions of such awards. The terms of awards may differ from participant to participant. The Committee may consider the recommendations of the Chief Executive Officer with regard to awards to be granted under the 1998 Plan.

       Eligibility. Officers and directors of the Company or any subsidiary are eligible to participate in the 1998 Plan, as well as certain consultants who provide services to the Company. Participants may be selected from among those officers, directors and consultants recommended for participation by the Chief Executive Officer, and who, in the opinion of the Committee are in a position to contribute materially to the Company's growth, development and financial success. Approximately 66 officers and 19 directors are currently eligible for consideration to receive awards under the 1998 Plan.

       Stock Options. Options granted under the 1998 Plan may be either incentive stock options meeting the requirements of Section 422 of the Code ("ISOs") or nonstatutory stock options ("NSOs"). The maximum number of shares that may be covered by options granted to any individual employee is 42,500 during any single fiscal year; provided, however, that the fair market value (determined on the date of grant) of all shares of Common Stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year may not exceed $100,000.

       During 1998, no stock options or shares of restricted stock were granted to the Named Executive Officers or directors under the 1998 Plan. Options to purchase a total of 7,000 shares were granted to all other officers as a group under the 1998 Plan at an average exercise price of $15.53 .

       On March 18, 1999, the last reported sales price per share of the Common Stock on the Nasdaq Stock Market was $13.06.

       The following table summarizes options exercised during 1998 and presents the value of unexercised options held by the Named Executive Officers at December 31, 1998.

      Aggregated Option Exercises in 1998 Fiscal Year
      and Fiscal Year-End Option Values
                                                                  Value of
                                                                Unexercised
                                              Number of        In-the-Money
                       Shares     Value       Securities        Options at
Name                  Acquired   Realized     Underlying        Fiscal Year
                    on Exercise  ($) (1)     Unexercised      End ($) (1) (2)
                        (#)      -------   Options at Fiscal  ---------------
                    -----------                 Year
                                             End (#) (2)
                                             -----------

Michael J. Falbo        -0-          -0-         3,370           $33,464
Jerome J. Holz        2,592      $52,307           -0-               -0-
John B. Beckwith      1,037       21,445           -0-               -0-
Philip F. Hudson      3,266       62,706           -0-               -0-
Michael A. Reindl       -0-          -0-           -0-               -0-
Daniel L. Westrope      -0-          -0-           -0-               -0-

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock on the date of exercise.

(2)    All options were exercisable at December 31, 1998.

       Agreements With Named Executive Officers

       Deferred Compensation Agreement. SFB has a Deferred Compensation Agreement dated December 9, 1980 with Jerome J. Holz pursuant to which SFB is obligated to pay Mr. Holz $1,000 per month for 120 months following termination of his employment. Payments will commence upon Mr. Holz's voluntary termination, his involuntary termination for reasons other than cause (as defined in the agreement), or upon his death or permanent disability. In the event that Mr. Holz dies before receiving all payments, the balance of the payments will be made to Mr. Holz's designated beneficiary or heirs. SFB's obligations under this agreement are insured.

       Supplemental Executive Retirement Plan. In 1994, the Board of Directors of SFSC adopted the Supplemental Executive Retirement Plan ("Supplemental Plan") to supplement the benefits received by Mr. Falbo under the Company's qualified retirement plans. Due to restrictions imposed by the Internal Revenue Service, SFSC cannot contribute the same percentage of compensation on behalf of Mr. Falbo that it can contribute on behalf of other employees. As a result, SFSC makes a limited contribution to its qualified retirement plans on Mr. Falbo's behalf. Mr. Falbo's right to participate in the Supplemental Plan was effective with the adoption of the Supplemental Plan. His right to participate in the Supplemental Plan ceases at the earlier of his termination of employment or the date the Supplemental Plan is terminated by SFSC.

       Pursuant to the Supplemental Plan, SFSC contributes on behalf of Mr. Falbo an amount equal to 12% of his compensation in excess of the compensation limits stated under the Internal Revenue Code of 1986 section 401(a)(17) for that year. Interest on the contributions made to Mr. Falbo's account is credited annually at a rate equal to the annual interest earnings for the Pension Plan.

       Benefits under the Supplemental Plan will begin to be made to Mr. Falbo at the termination of his employment or his retirement. The form in which benefits are paid to Mr. Falbo is determined by his age at the time of his termination or retirement. If Mr. Falbo's employment terminates on or after the date he attains age 65, benefits will be paid beginning the month following his termination or retirement and monthly thereafter until the final payment is made in the month he attains age 80. If Mr. Falbo terminates employment on or after age 55, but before age 65, SFSC will begin paying Mr. Falbo's accumulated benefits in monthly installments beginning the first month following his termination and monthly thereafter until the final payment is made in the month he attains age 65. If Mr. Falbo dies after termination but before receipt of all benefits under the plan, the remaining benefits will be paid in installments to his spouse over the remaining term of the plan, as applicable. In the event Mr. Falbo dies without a spouse or his widow dies before completion of the installment payments, the unpaid benefits will be paid to his or, if applicable, his widow's estate in a lump sum. If Mr. Falbo terminates employment prior to age 55, SFSC will pay the amount credited on his behalf under the plan as a lump sum. Mr. Falbo's benefits under the Supplemental Plan will be fully and completely forfeited in the event he is terminated for cause.

       If Mr. Falbo dies before age 65 and before beginning to receive benefits under the Supplemental Plan, his surviving spouse, or if there is no surviving spouse, his estate, shall be entitled to a lump sum benefit equal to the greater of one million dollars or the amount credited on Mr. Falbo's behalf under the Supplemental Plan. The Company's obligations under this plan are insured.

       Board of Directors Report on Executive Compensation. The Company's Board of Directors in its entirety functions as the Compensation Committee. The
Compensation Committee is responsible for all aspects of the compensation package offered to the executive officers of the Company and the Banks, other than the awards under the Company's equity-based incentive compensation plans, which are determined by the Company's Stock Option Committee. The Compensation Committee meets annually to consider the executive officers' compensation levels and bonus awards. Directors who are also executive officers of the Company (Messrs. Falbo and Holz) do not participate in discussions regarding their respective compensation. The following is a joint report of the Compensation Committee and the Stock Option Committee.

       The Company's executive compensation policies are intended to attract and retain competent management with a balance of short and long term considerations and to provide incentives to individuals based upon the Company's financial performance, growth, and the attainment of certain goals. The Board of Directors believes this compensation philosophy is critical to the Company's long-term success.

       The compensation package offered to the executive officers of the Company and the Banks consists of a mix of salary, incentive bonus awards, awards of stock options and awards of restricted stock as well as benefits under several employee benefit plans offered by the Company to all employees meeting certain eligibility requirements as defined by each respective employee benefit plan. The additional employee benefits include the Pension Plan, ESOP, 401(k) Plan, and medical/dental insurance coverage.

       In setting and adjusting the executive salaries, including the salaries of the Chief Executive Officer and the Named Executive Officers, it is the policy of the Compensation Committee to review the base salaries paid or proposed to be paid by the Company and the Banks with the salaries offered by financial institutions that are comparable in size to the Company or the respective Bank. To determine the specific salary range for each executive officer, the Company utilizes formal financial surveys available from independent banking associations and consulting organizations which detail salary ranges for each applicable executive officer position in banks of comparable asset size This comparison group, since it includes non-public entities, is not identical to the peer group of companies referred to in the section titled "Performance Information."

       In addition to base salary, the Compensation Committee seeks to provide a substantial portion of each executive officer's total compensation through bonus incentives which provide awards based on or tied to the performance of the Company and the Banks and the applicable executive officers' contribution thereto. The purpose of these bonus incentives is to more closely align executive compensation to the annual and long-term financial performance of the Company and the Banks and to reward key employees for the achievement of certain goals.

       Collectively, the Compensation Committee reviews the comparable statistical salary information for the Chairman of the Board and the Chief Executive Officer to determine the compensation levels and bonuses for these executive officer positions. Messrs. Falbo and Holz are excluded from the discussions pertaining to their respective salaries and bonuses. For the remaining executive officers of the Company and the Banks, the Chief Executive Officer reviews the comparable statistical salary information for each applicable position and makes specific recommendations for salary adjustments and bonus awards to the Compensation Committee for their approval. Each of these recommendations for 1998 were approved by the Compensation Committee as presented.

       The Compensation Committee considered the following factors in making its executive compensation decisions, including recommended salary increases and bonus awards, for 1998; (1) the Company's short-term and long-term financial performance (including an evaluation of the Company's net income, earnings per share, increases in loans and deposits, return on average assets, return on average equity, market performance of the Common Stock, and growth, both internally and through acquisitions); (2) in regards to each individual executive officer, the financial performance of the particular area of the Company for which the applicable officer is responsible, including whether or not that area of the Company achieved its performance objectives in 1998; (3) an evaluation of the executive's overall job performance; (4) the compensation levels of executive officers in similar positions with similar companies; (5) the executive's length of service with the Company; and (6) other information (such as cost of living increases) and subjective factors which the Company deems appropriate in the case of a particular executive. The Compensation Committee subjectively analyzes these factors, and certain factors may weigh more heavily than others with regard to an individual executive officer. The Compensation Committee determines the base salary and bonuses of the Chief Executive Officer and the Chairman of the Board based on their review of similar competitive compensation data and performance related criteria.

       The executive compensation package of the Company and the Banks also includes stock option grants. Options granted under the 1998 Plan have a per share exercise price of 100% of the fair market value of a share of Common Stock on the date of grant, and, accordingly, the value of the option will be dependent upon the future market value of the Common Stock. The granting of options under the 1998 Plan is administered by the Stock Option Committee, which recommends awards to the Compensation Committee. It is the policy of the Compensation Committee that options should provide a long-term incentive and align the interest of management with the interest of the Company's shareholders. During fiscal 1998, no new options were granted to executive officers.

       In addition to stock option awards, awards of restricted stock may also be made under the 1998 Plan. Awards of restricted stock are based upon the same factors as those described in the preceding paragraph and generally vest over a seven year period from the date of award. Similar to stock options, awards of restricted stock serve to provide long-term incentive for recipients and tie compensation to the performance of the Company and the Banks as reflected in the market price of the Company's Common Stock. Grants of restricted stock are made on a highly selective basis to executive officers. From time to time, current executives may receive grants of restricted stock to recognize corporate successes and individual contributions. The Stock Option Committee decides appropriate award amounts based on the circumstances of the situation. No restricted stock was awarded to the Named Executive Officers during fiscal 1998.

       Under Section 162(m) of the Internal Revenue Code (the "Code"), the tax deduction by corporate taxpayers, such as the Company, is limited with respect to the compensation of certain executive officers unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. The Compensation Committee and the Stock Option Committee currently intend to qualify compensation paid to the Company's executive officers for deductibility by the Company under Section 162(m) of the Code.


State Financial Services Corporation       State Financial Services Corporation
Compensation Committee                     Stock Option Committee

Michael J. Falbo      Richard A. Horn      Richard A. Horn      Ulice Payne, Jr.
Jerome J. Holz        Ulice Payne, Jr.     (Chairman)           David M. Stamm
Barbara E. Holz-Weis  David M. Stamm       Barbara E. Holz-Weis

       Compensation Committee Interlocks and Insider Participation. The Compensation Committee consists of all of the members of the Board of Directors. As indicated above, Michael J. Falbo is the President and Chief Executive Officer of the Company and Jerome J. Holz is Chairman of the Board of Directors. Messrs. Falbo and Holz do not participate in the Compensation Committee's discussions regarding the determination of their respective salaries or bonus awards. Mr. Payne is a partner in the law firm of Foley & Lardner, Milwaukee, Wisconsin, which has served as legal counsel to the Company since February 1998.

       Performance Graph. The following graph shows the cumulative total return on the Company's Common Stock compared to the returns of the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Bank Stock Index. The values in the graph show the relative performance of a $100 investment made on December 31, 1993 in the Company's Common Stock and in each of the indices. The total return information presented in the graph assumes the reinvestment of dividends.

            [Graph depicting the performance returns of the Common Stock to returns of the Nasdaq Stock Market and the Nasdaq Bank Stock Index for the periods ended December 31, 1993-1997 using the following information.]

                       1993     1994      1995        1996       1997     1998
                       ----     ----      ----        ----       ----     ----

Nasdaq Stock Market    $100    $97.75    $136.26    $170.02    $208.58   $293.21
Nasdaq Bank Index      $100    $116.93   $143.00    $203.76    $334.46   $236.73
State Financial
Services
   Corporation         $100    $99.64    $148.38    $195.91    $328.02   $324.90

       Security Ownership of Management and Certain Beneficial Owners

       Directors and Executive Officers. The following table sets forth, as of March 19, 1999, for the director-nominees, directors continuing in office, the Named Executive Officers (see "Compensation of Executive Officers"), and all directors and executive officers as a group, the number of shares of Common Stock, stock options, and shares of restricted stock beneficially owned and the percentage of such shares to the total number of shares outstanding. Except as indicated in the footnotes, all of the persons listed below have sole voting and investment power over the shares of Common Stock identified as beneficially owned.

                                                Subject
                                Directly          to                            Percent of
                                  or             Stock     Re-stricted  Total     Shares
                                Indirectly      Options     Stock               Outstanding
Name                              (1)            (2)        (3)                     (4)
----                              ---            ---        ---                     ---

Jerome J. Holz (5)              677,775           -0-       -0-        677,775      6.7%
Thomas S. Rakow (6)              75,236        32,032       -0-        107,268       1.1
Richard A. Horn (12)             71,417         6,220       -0-         77,637         *
Michael J. Falbo (7)             68,220         3,370       -0-         71,590         *
Barbara E. Holz-Weis (8,12)      59,593         6,531       -0-         66,124         *
David M. Stamm (12)              18,026         4,769       -0-         22,795         *
John B. Beckwith (9)             17,879           -0-       -0-         17,879         *
Philip F. Hudson (10)            17,459           -0-       -0-         17,459         *
Michael A. Reindl (11)           15,366           -0-       -0-         15,366         *
Ulice Payne, Jr. (12)               -0-           -0-       -0-            -0-         *
All Directors and Executive
Officers
  as a group (15 persons)     1,478,053        53,940       691      1,532,684     15.1%
  including  the above-named
  individuals (12)

-----------------
*      Indicates less than 1%
(1)    Includes  shares owned directly by each individual and the group, as well as shares  owned  indirectly  (for  example as trustee of a trust) and it also includes,  for those  individuals who were  Participants in the ESOP and the  Company's  401(k)  Plan,  that number of shares of Common  Stock which were allocated to such individual's ESOP and 401(k) Plan account as of March 19,  1999,  that such  individual  has voting  rights  under the provisions of the ESOP and the 401(k).
(2)    Shares  subject  to stock  options  which are  currently  exercisable  or exercisable within 60 days of March 19, 1999.
(3)    Held by the Secretary of SFSC on behalf of the above-named individuals as participants in the 1998 Plan.


                                       10

(4) Assumes, for each individual owning options and for the group, the exercise of that number of options which are currently exercisable or which will become exercisable within 60 days of March 19, 1999.

(5)    Mr. Holz owns 642,285 shares in his own name.  Ownership of 24,345 shares are held by a trust  established  by Mr.  Holz  under  which  Mr.  Holz's grandchildren  are the  beneficiaries.  This total also  includes  11,145 shares allocated to Mr. Holz under the ESOP.

(6) Mr. Rakow owns 9,907 shares in his own name, and his spouse owns 17,277 shares in her own name. Ownership of 13,814 shares is held by a trust established by Mr. Rakow as trustee for the Susan R. Rakow Grandchild
       Trust. Rakow Enterprises, Inc., a corporation controlled by Mr. Rakow, owns 11,425 shares, and 16,726 shares are held for the benefit of Mr.
       Rakow by the 401(k) Plan established by this corporation. This total also includes 6,087 shares owned by the IHC Group Foundation. Mr. Rakow is a Trustee of this Foundation and may be deemed to have beneficial ownership of these shares since he may exercise "voting" and "investment power" over these shares in his capacity as a Trustee. Mr. Rakow disclaims beneficial ownership of these 6,087 shares. The shares subject to options reported for Mr. Rakow represent the amount of options awarded to Mr.
       Rakow under the former Home Bancorp of Elgin's Stock Option Plan adjusted for the 0.914 exchange ratio used in the merger between the Company and Home.

(7) Mr. Falbo owns 53,651 shares in his own name, his spouse owns 518 shares in her own name, and his two children own 412 shares in their own names.
       The total also includes 13,639 shares allocated to Mr. Falbo under the ESOP.

(8) Mrs. Holz-Weis owns 58,902 shares in her own name, her spouse owns 57 shares in his own name, and Mrs. Holz-Weis owns 634 shares in her name for the benefit of her two children.

(9) Mr. Beckwith owns 11,782 shares in his own name and his spouse owns 51 in her own name. The total also includes 6,046 shares allocated to Mr.
       Beckwith under the ESOP.

(10) Mr. Hudson owns 9,808 shares in his own name and his spouse owns 1,796 shares in her own name. The total also includes 5,855 shares allocated to Mr. Hudson under the ESOP.

(11) Mr. Reindl owns 7,342 shares in his own name and his spouse owns 2,780 shares in her own name. The total also included 5,025 shares allocated to Mr. Reindl under the ESOP and 219 shares allocated to Mr. Reindl under the 401(k).

(12)   Messrs.   Horn,   Payne,   Stamm,   and  Holz-Weis  are  members  of  the
       Administrative  Board of the ESOP ("ESOP  Board").  As of March 19, 1999,
       717,282  shares were held for the ESOP by the  independent  ESOP trustee, which included 499,703 shares from the ESOP of the former Home Bancorp of
       Elgin, Inc. At March 19, 1999,  271,586 shares had been allocated to ESOP participants' accounts and 445,696 shares remained unallocated.  The ESOP provides that the independent  ESOP trustee must vote shares allocated to
       a  participant's   account  in  accordance  with  the  direction  of  the
       participant.  The ESOP Board directs voting by the  independent  Trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct  the vote,  or to dispose of or direct  the  disposition  of,  shares  which  have  been  allocated  to a participant's  account.  To  avoid  duplication,  the  individual  totals reported in the above table for Messrs.  Horn, Payne, and Stamm, and Mrs.
       Holz-Weis do not reflect the 445,696 unallocated shares of which they are deemed  to share  beneficial  ownership  as  members  of the ESOP  Board;
       however,  the total for all directors  and executive  officers as a group does  include the 445,696  unallocated  shares.  The  unallocated  shares include  362,865  unallocated  shares  from the ESOP of the  former  Home
       Bancorp of Elgin, Inc.

       Beneficial Owners. The only person known to SFSC to beneficially own more than 5% of the outstanding shares of Common Stock as of March 19, 1999, is the following:

                                                 Number of   Percent of
Name and Business Address                          Shares       Class
                                                   ------       -----

Jerome J. Holz (1)                                 677,775        6.7%
  10708 West Janesville Road
  Hales Corners, WI  53130
       (1) Mr. Holz owns 642,285 shares in his own name. Ownership of 24,345 shares are held by a trust established by Mr. Holz under which Mr. Holz's grandchildren are the beneficiaries. This total also includes 11,145 shares allocated to Mr. Holz under the ESOP.

       Certain   Transactions  and  Other   Relationships  with  Management  and
Principal Shareholders

       Indebtedness of Management. Some of the executive officers and directors of SFSC are, and have been during the preceding three fiscal years, customers of SFB, and some of the officers and directors of SFB are direct or indirect owners of 10% or more of corporations which are, or have been in the past, customers of SFB. As such customers, they have had transactions in the ordinary course of business (including interest rates and collateral on loans) as those prevailing at the time for comparable transactions with nonaffiliated persons. In the opinion of management of SFSC, none of the transactions involved more than the normal risk of collectability or presented any other unfavorable features. At December 31, 1998, SFB had $8,868,000 in loans outstanding to the directors and executive officers of SFSC, which amount represented 23% of total shareholders' equity at that date. A substantial portion of these outstanding loans were commercial loans from SFB to Holz Motors, Inc., which is owned by Jerome J. Holz, who is Chairman of the Board and Vice President of SFSC, and Holz Motors' affiliated entities; to Horn Bros., Inc., of which Richard A. Horn, a director of SFSC, is President; and to George Webb Corporation, of which David M. Stamm, a director of SFSC, is President.

       Edgewood Plaza. SFB leases approximately 4,100 square feet of floor space in Edgewood Plaza, an office building located at 4811 South 76th Street, Greenfield, Wisconsin, pursuant to the terms of a lease agreement dated December 20, 1982, and amended June 14, 1993, between SFB and Edgewood Plaza Joint Venture. Edgewood Plaza Joint Venture is a Wisconsin general partnership that includes as partners Jerome J. Holz and Richard A. Horn who are directors of SFSC. The term of the lease will end December

27, 2007. The rent includes a base rent of approximately $108,000 per year, plus additional rent equal to increases in operating expenses over those incurred during the base year of 1983.

       Other Relationships. Ulice Payne, Jr., a director of the Company, is an attorney with and partner of the law firm of Foley & Lardner which serves as legal counsel to the Company in a variety of corporate and employee benefits matters. In connection with such representation of the Company, Foley & Lardner received fees of $252,727 for the year ended December 31, 1998.

PROPOSAL NO. 2.  OTHER MATTERS

       The matters referred to in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Meeting. If any other matters properly come before the Meeting, the Proxyholders named in the accompanying Proxy will vote on them in accordance with their best judgement exercising the authority conferred thereby.


MISCELLANEOUS

       Independent Auditors. Ernst & Young LLP acted as independent auditors for the Company in the fiscal year ended December 31, 1998 and it is anticipated that such firm will be similarly appointed to act for the fiscal year ending December 31, 1999. A representative of Ernst & Young LLP is expected to be at the Meeting and will have the opportunity to make a statement if he so desires. Such representative is also expected to be available to respond to appropriate questions.

       Section 16(a) Beneficial Ownership Reporting Compliance. Under Section 16(a) of the Exchange Act, the Company's directors and executive officers, and any persons holding greater than 10% of the Company's outstanding Common Stock are required to report to the Securities and Exchange Commission their initial ownership of the Common Stock (including stock options) and subsequent changes thereto. Specific due dates have been established for the filing of these reports with the Securities and Exchange Commission. The Company is required to disclose in this Proxy Statement any failure in 1998 to file such reports by the specific due dates. Based solely on its review of the copies of such forms received by it, or written representations from certain persons that no such forms were required for those persons, the Company believes that during the year ended December 31, 1998, its officers, directors, and greater than 10% shareholders complied with the filing requirements of Section 16 (a) of the Exchange Act.



                                          By Order of the Board of Directors


                                          /s/  Michael J. Falbo
                                          MICHAEL J. FALBO,
                                          President and Chief Executive Officer
March 26, 1999

REVOCABLE PROXY       STATE FINANCIAL SERVICES CORPORATION          COMMON STOCK
                         ANNUAL MEETING OF SHAREHOLDERS
                                   MAY 5, 1999


THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTOR OF STATE FINANCIAL SERVICES CORPORATION FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 1999, AND AT ANY ADJOURNMENT THEREOF.


The undersigned having received the Notice of Annual Meeting and the Proxy Statement dated March 26, 1999 (the "Proxy Statement"), relating to the Annual Meeting of the Shareholders of State Financial Services Corporation (the "Company"), hereby appoints Michael J. Falbo, Richard A. Horn, and Ulice Payne, Jr., and each of them (hereinafter "Proxyholders"), as Proxy with power of substitution (to act jointly or if only one acted then by that act), hereby revoking any previous proxies, to vote on behalf of the undersigned all of the shares of Common Stock of the company held of record by the undersigned as of March 19, 1999 at the Annual Meeting of Shareholders of the Company to be held on May 5, 1999, or at any adjournment or postponement thereof, in accordance with the following instructions:


THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER, IF NO DIRECTION IS INDICATED. THIS PROXY WILL BE VOTED IN FAVOR OF THE THREE DIRECTOR NOMINEES AND UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING IN THE DISCRETION OF THE PROXYHOLDERS APPOINTED HEREIN. THIS PROXY MAY BE REVOKED AT ANY TIME BY FILING WITH THE SECRETARY OF THE COMPANY A WRITTEN NOTICE OF REVOCATION, BY DELIVERING TO THE COMPANY A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.





             * DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED *

               STATE FINANCIAL SERVICES CORPORATION ANNUAL MEETING
                                   May 5, 1999

      The Board of Directors recommends a vote for the following proposals

1.   ELECTION OF DIRECTORS                         1 - Jerome J. Holz
     term expiring at the 2002 annual meeting      2 - Thomas S. Rakow
                                                   3 - David M. Stamm


         FOR all nominees
         listed to the left            WITHHOLD AUTHORITY to
   |_|   (except as specified    |_|   vote for all nominees
         below).                       listed to the left.



(Instructions: To withhold authority to vote for any individual nominee, write the number(s) of the nominee(s) in the box provided to the right.)


                                        ----------------------------------------

                             ->

                                       -----------------------------------------

2. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the meeting.

Date ___________                                          NO. OF SHARES
                                              ----------------------------------


                                              ----------------------------------



Check appropriate box
Indicate change below:       |_|     Name Change?     |_|
Address change?
                                             -----------------------------------


                                             -----------------------------------
                                             Signature(s) in Box
                                             Please sign exactly as name appears
                                             hereon.   If  signed  as  attorney,
                                             executor,  personal representative,
                                             administrator, trustee or guardian,
                                             please give full title as such.  If
                                             shares  are  held  in two  or  more
                                             names,  all  persons  so named must
                                             sign.   A  proxy  on  behalf  of  a
                                             corporation should be signed in its
                                             name by a duly authorized officer.